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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETOFILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 2)

                            THERMOENERGY CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    883906208
                                 --------------
                                 (CUSIP Number)

                                 NILS H. OKESON
                                  ALSTON & BIRD
                               ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                                 (404) 881-7889
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 1, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)


                                  Page 1 of 4
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CUSIP NO.                            13D             PAGE 2 OF 4 PAGES
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     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          DANIEL B. COWART

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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [ ]

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     3    SEC USE ONLY

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     4    SOURCE OF FUNDS*

          PF

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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]

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     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

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                    7    SOLE VOTING POWER

     NUMBER OF           1,120,000
                    ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
                    ------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             1,120,000
                    ------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         0
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     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,120,000
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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                [X]

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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.2%
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     14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
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                                  Page 2 of 4
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Daniel Cowart has beneficial ownership of 1,120,000 shares of ThermoEnergy Common Stock, which constitutes approximately 19.2% of ThermoEnergy's outstanding shares of Common Stock. These shares include 870,000 shares which Mr. Cowart (or an entity controlled by Mr. Cowart) has the right to acquire pursuant to warrants and convertible debentures.

         Irrevocable trusts for the benefit of Mr. Cowart's minor children own an aggregate of 100,000 shares of ThermoEnergy Common Stock. Mr. Cowart's spouse, Krisina T. Cowart, is the sole Trustee of each of these trusts. Mr. Cowart disclaims beneficial ownership of the shares owned by these trusts and such shares are not included in the number of shares reported as beneficially owned by Mr. Cowart above in this Item 5(a).

         (b) Mr. Cowart has the sole power to vote and dispose of, or to direct the voting and disposition of, all 1,120,000 shares of ThermoEnergy Common Stock that he beneficially owns.

         (c) On December 1, 2001, the portion of a warrant held by Mr. Cowart representing the right to purchase 125,000 shares of ThermoEnergy Common Stock expired without being exercised.

         (d) Of the 1,120,000 shares of ThermoEnergy Common Stock beneficially owned by Mr. Cowart, 120,000 are held by a Georgia limited partnership (the "Partnership") whose sole general partner is a Georgia limited liability company of which Mr. Cowart is the majority owner and sole Manager. Accordingly, the Partnership has the right to receive dividends from, or the proceeds from a sale of, the 120,000 shares of ThermoEnergy Common Stock it holds. The sole general partner of the Partnership has the power to cause the Partnership to make distributions to its partners.

         (e)      Not applicable.

                       [Signature Contained on Next Page]


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             December 14, 2001
                                        ----------------------------------------
                                             (Date)



                                             /s/ Daniel B. Cowart
                                        ----------------------------------------
                                        Daniel B. Cowart


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